June 1, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Mr. Tomasz Tur appointed Chief Financial Officer of Stream

VANCOUVER, British Columbia, June 1, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF & FSE:TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, is pleased to announce the appointment of Mr. Tomasz Tur as Chief Financial Officer of the Company, effective June 1, 2006. Mr. Tur has over 10 years of professional experience in private equity, venture capital, corporate finance, M&A transactions and start-ups across a range of businesses with direct experience in company management, restructuring as well as turn-around and financial management.

“We are thrilled to have Tomasz joining our management team. He brings invaluable experience in finance and management of high-growth companies in Poland. His excellent leadership skills and understanding of the financing and operational requirements of high-growth companies will be a true asset as Stream deploys its expansion plans.” said Iwona Kozak, President of Stream.

From April 2003 to March 2006 Mr. Tur was Manager of Deloitte Financial Advisory Services Group (FAS) focusing on corporate finance services to a broad range of clients and sectors in Central & Eastern Europe.  His recent experience also includes acting as an Independent Consultant providing strategic and corporate financial services to Polish, Swiss and International clients.

From January 1999 to November 2000 Mr. Tur worked as an Investment Manager for Renaissance Partners, a U.S. based venture capital fund established, among others, by EBRD, IFC, ABN, and AMRO. While with Renaissance Partners Mr. Tur appraised over 50 investment proposals for various size Polish companies, originated several investments in IT, media, and other sectors and held positions as a Chairman and a CFO for some of his portfolio companies.  From 1996 to 1998 Mr. Tur was Investment Director for KP Consortium a private equity company established by York Trust (UK), Paine Webber (US) and Bank Handlowy (Poland) and fund manager of two investment funds actively operating in Poland.  During this time Mr. Tur was Chairman of the Supervisory Board of eight companies in various sectors, led sales transactions and exit buy-outs for companies in various sectors for a total value of over US $65mm.

Mr. Tur holds an MBA in Finance from IMD International, Lausanne, Switzerland, an M.A. degree in Finance & Management, as well as an Engineering Degree in Computer Science & Robotics from the Silesian University of Technology.   Mr. Tur speaks five languages and is fluent in both Polish and English.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunicaitons

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.